EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2000 – Sept. 30, 2005

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31					12 Months Ended Sept. 30, 2005	Nine Months Ended Sept. 30, 2005*
	2004	2003	2002	2001	2000
Fixed Charges, as Defined:
Interest on Long-Term Debt	$33,776	$33,258	$32,264	$30,224	$29,987	$34,045	$25,619
Other Interest	2,184	2,048	1,620	3,772	3,628	2,219	1,391
Amortization of Debt
Discount and Expense	773	696	799	768	735	829	628
Interest Portion of Rentals	1,489	1,622	1,578	1,572	1,628	1,364	986

Total Fixed Charges, as defined	$38,222	$37,624	$36,261	$36,336	$35,978	$38,457	$28,624

Earnings, as Defined:
Net Income	$50,572	$45,983	$43,792	$50,187	$50,224	$59,317	$32,356
Taxes on Income	26,531	23,340	23,444	27,553	26,829	31,910	17,934
Fixed Charges, as above	38,222	37,624	36,261	36,336	35,978	38,457	28,624

Total Earnings, as defined	$115,325	$106,947	$103,497	$114,076	$113,031	$129,684	$78,914

Ratio of Earnings to Fixed Charges	3.02	2.84	2.85	3.14	3.14	3.37	2.76

*	A significant part of the business of the Company is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.